Exhibit 99.1

GDEV ANNOUNCES ONE-FOR-TEN REVERSE SHARE SPLIT

August 21, 2024 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) announced a one-for-ten (1:10) reverse share split of its ordinary shares, no par value per ordinary share (the “Reverse Share Split”). The Reverse Share Split will become effective at 4:01 p.m. Eastern Time on August 28, 2024 (the “Effective Date”). The Company’s ordinary shares will begin trading on a split-adjusted basis when the Nasdaq Global Market (“Nasdaq”) opens for trading on Thursday, August 29, 2024 (i.e., the first trading day following the Effective Date) under the existing trading symbol “GDEV,” but the ordinary shares will trade under a new CUSIP number, G6529J209. The Company’s outstanding public warrants will continue to be traded under the symbol “GDEVW” and the CUSIP number for such public warrants will remain unchanged.

The Company believes that the increased market price of its ordinary shares expected as a result of implementing the Reverse Share Split could improve the marketability and liquidity of its ordinary shares, and will encourage interest and trading in its ordinary shares. The Company’s Board of Directors has determined that the Reverse Share Split is advisable and in the best interests of the Company and its shareholders, and approved the Reverse Share Split by written resolution on August 8, 2024. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Share Split.

As a result of the Reverse Share Split, every ten issued and outstanding GDEV ordinary shares will automatically be converted into one ordinary share. No fractional shares will be issued as a result of the Reverse Share Split. Instead, in lieu of any fractional shares to which a shareholder of record would otherwise be entitled as a result of the Reverse Share Split, the Company will pay cash (without interest) equal to such fraction multiplied by the average of the closing sales prices of the ordinary shares on Nasdaq during regular trading hours for the five consecutive trading days immediately preceding the Effective Date of the Reverse Share Split (with such average closing sales prices being adjusted to give effect to the Reverse Share Split). Except for adjustments that may result from the treatment of fractional shares as described below, the Reverse Share Split will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the holders of the Company’s ordinary shares will not be affected by the Reverse Share Split (other than as a result of the payment of cash in lieu of fractional shares). The Reverse Share Split will not change the terms of the Company’s ordinary shares or require that any amendment to the Company’s Memorandum and Articles of Association be made.

The Reverse Share Split will also affect the GDEV ordinary shares issuable under the Company’s 2021 ESOP as well as the Company’s outstanding warrants and options. Generally, the documents pertaining to these instruments include provisions providing for proportionate adjustments to be made in the event of a reverse share split. Specifically, the exercise price and the number of ordinary shares issuable pursuant to these instruments will be adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split.

Additional information regarding the Reverse Share Split can be found in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on August 21, 2024.

About GDEV

GDEV is a hub of gaming studios, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer investor@gdev.inc

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.